

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2021

Rufina Adams
Chief Financial Officer
Nebula Caravel Acquisition Corp.
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

> **Re: Nebula Caravel Acquisition Corp.**
> **Amended Registration Statement on Form S-4**
> **Filed March 29, 2021**
> **File No. 333-253110**

Dear Ms. Adams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4 Filed March 29, 2021

What are the Backstop Shares?, page 7

1. We note your response to prior comment 5. Please expand this Question and Answer to explain the significance of the back stop arrangement, including as it relates to votes necessary to approve the business combination.

Background of the Proposed Business Combination, page 105

2. We note your response to prior comment 10. Please further revise to clarify how and by whom the 100 potential targets were identified and evaluated. In this regard, your revised disclosure is unclear as to whether the pool of potential targets was assembled and evaluated by your financial advisors or by an in-house team. Please expand to more fully describe the process of selecting and vetting early targets.

3. We note the second-to-last paragraph on page 106. Please describe provide a brief description of the business operations of each of the final six potential targets. Please also describe the opportunities and strategic benefits and risks that your considered with respect to the alternate transaction candidates. Your revised disclosure should clearly present the timeline of these negotiations and how you ultimately determined that the Rover transaction was preferable to the alternatives.

4. We note your response to comment 13. Please expand your description of the negotiations which occurred on December 30, 2020. Your revised disclosure provides a list of topics which were discussed but does not explain why the topics were important to either side or how material differences on the topics identified were addressed. Your background should clearly outline how negotiations developed so that investors may evaluate the choices that were made with respect to the selection of this target and the structure of the deal.

5. We note that certain issues were discussed on February 5, 2021 and then mutually agreed clarifications and revisions were reduced to writing on February 6, 2021. Please revise to discuss any key changes that were made to the deal documents as a result of the final negotiations that took place over this two-day period.

6. We note your response to prior comment 15. Your disclosure appears to suggest that the Morgan Stanley management presentation was provided to representatives of Caravel in mid-January. If it was not, please revise to clarify that it was not. Alternatively, please provide the information required under Item 1015(b) of Regulation M-A and Items 4(b) and 21(c) of Form S-4, or tell us why you do not believe it is necessary.

Recommendation of the Caravel Board, page 114

7. We note your response to our prior comment 16, but do not see disclosure relating to the financial performance and anticipated trading scenarios considered by the Caravel board. Please revise to include this information or tell us why you believe this disclosure is not required.

Information About Rover, page 171

8. We note your response to prior comment 20. Please revise to disclose how you determined the GBV of the other online marketplace. In addition, please expressly state that credit card sales may not be an accurate proxy to measure the size of an online marketplace and explain why.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Cost of Revenue, page F-15

9.   We note your response to comment 34. Based on your descriptions of the types of costs included in the Service Operations and Technology line items, it appears that you may be presenting a measure of Gross Profit that does not contemplate all costs associated with the generation of revenue. Please:

- tell us how you considered the classification of the types of technology costs you incur and why you have not classified some, if not all, as a component of Cost of Revenue;
- modify your presentation to include all costs of revenue in your determination of Gross Profit or tell us why you believe your presentation is appropriate; and
- tell us if you have included depreciation and other amortization in Cost of Revenue, Service Operations and Technology. In this regard, we note that you include amortization related to internally developed software is included in Cost of Revenue.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stephen Kim at (202) 551-3291 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Atif Azher